UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: February 22, 2006

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. (the “Partnership”), dated February 22, 2006.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE PARTNERSHIP.

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2006	TEEKAY LNG PARTNERS L.P. By: /s/ Peter Evensen Peter Evensen Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY LNG PARTNERS L.P. TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG PARTNERS L.P. REPORTS FOURTH QUARTER RESULTS
AND PROVIDES 2006 AND 2007 GUIDANCE

Highlights

  Declared and paid a cash distribution of $14.7 million, or $0.4125 per unit
  Generated $15.7 million in distributable cash flow
  Completed the acquisition of three Suezmax tankers with long-term charters for $180 million
  Quarterly cash distributions estimated to increase by 12% to $0.4625 per unit in the first quarter of 2006 and by a further 14% to $0.5250 per unit in the third quarter of 2007

Nassau, The Bahamas, February 22, 2006 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported net income of $12.7 million for the three months ended December 31, 2005, compared to a net loss of $60.1 million for the three months ended December 31, 2004. The results for the fourth quarter of 2005 and 2004 include a $5.2 million foreign currency exchange gain and a $58.8 million foreign currency exchange loss, respectively, relating primarily to long-term debt denominated in Euros. Nearly all of Teekay LNG’s foreign currency exchange gains and losses are unrealized.

During the three months ended December 31 2005, the Partnership generated $15.7 million of distributable cash flow.(1) Teekay G.P. LLC, the general partner of Teekay LNG, declared a cash distribution of $0.4125 per unit for the fourth quarter of 2005, representing a total cash distribution of $14.7 million. The cash distribution was paid on February 14, 2006 to all unitholders of record on February 1, 2006.

Net income for the year ended December 31, 2005 was $79.5 million, compared to a net loss of $68.2 million last year. The results for the year ended December 31, 2005 include a foreign currency exchange gain of $81.8 million relating primarily to the Partnership’s Euro-denominated long-term debt and a $15.3 million loss relating to the write-down of capitalized loan costs and the termination of interest rate swaps incurred prior to the Partnership’s initial public offering (IPO) on May 10, 2005. The results for the year ended December 31, 2004 include a foreign currency exchange loss of $60.8 million relating primarily to the Euro-denominated debt, an $11.9 million loss on the sale of certain non-operating assets, a $4.0 million unrealized gain on interest rate swaps and a $3.4 million gain on the sale of vessels and equipment. Financial results for periods prior to the IPO are attributable primarily to Teekay Shipping Spain S.L., which was contributed to the Partnership by its parent company, Teekay Shipping Corporation (Teekay), in connection with the IPO.

2006 and 2007 Guidance

The table below summarizes Teekay LNG’s estimates for 2006 and 2007, giving effect to the acquisitions described below:

----------------------------------------------------------------------------------------------------------
in `000s of USD (except unit and per unit amounts)       2006                        2007
                                                   --------------- ---------------------------------------
(unaudited)                                                           1st Half    2nd Half       Total
Total CFVO (2)                                          127,500        83,000      91,500      174,500
Less:  Cash interest expense                            (35,250)      (28,750)    (32,100)     (60,850)
Less:  Maintenance capex reserve                        (21,300)      (13,600)    (14,500)     (28,100)
Less:  Tax expense                                       (1,500)       (1,000)     (1,000)      (2,000)
-------------------------------------------------  --------------- ------------ ------------- ------------
Distributable cash flow (1)                              69,450        39,650      43,900       83,550
Minority interest                                             -        (2,000)     (2,950)      (4,950)
-------------------------------------------------  --------------- ------------ ------------- ------------
Available cash flow for distribution                     69,450        37,650      40,950       78,600
General partner interest                                 (1,350)         (700)     (1,500)      (2,200)
-------------------------------------------------  --------------- ------------ ------------- ------------
Cash flow available for L.P. unitholders                 68,100        36,950      39,450       76,400
-------------------------------------------------  --------------- ------------ ------------- ------------
Estimated distribution per L.P. unit                     $ 1.85       $ 0.925      $ 1.05      $ 1.975
-------------------------------------------------  --------------- ------------ ------------- ------------
Estimated annualized distribution per L.P. unit          $ 1.85        $ 1.85      $ 2.10
-------------------------------------------------  --------------- ------------ ------------- ------------
Estimated accretion                                         12%                       14%
-------------------------------------------------  --------------- ------------ ------------- ------------
(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see the attached Appendix for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense and vessel write-down/ gain (loss) on sale of vessels. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the attached Appendix for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure

On November 23, 2005, Teekay LNG purchased from Teekay three double-hulled Suezmax crude oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180 million. The Partnership anticipates that the three Suezmaxes will contribute approximately $20 million of annual cash flow from vessel operations to the Partnership and permit an increase of approximately 12% to cash distributions to unitholders, commencing with the distribution for the first quarter of 2006.

Teekay LNG has agreed to acquire from Teekay its 70% interest in three 151,700 cubic meter LNG newbuilding carriers that are scheduled to deliver during the fourth quarter of 2006 and the first half of 2007. Upon their delivery, the vessels will provide transportation services under 20-year, fixed-rate time charters, with inflation adjustments, to Ras Laffan Liquefied Natural Gas Co. Limited (II) (RasGas II), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Qatar Gas Transport Company Ltd. (Nakilat) (QGTC) will own the remaining 30% interest in these vessels.

In January 2006, Teekay entered into lease arrangements to finance the purchase of the RasGas II vessels. The lease arrangements are expected to reduce the Partnership’s required equity investment for its 70% interest in the three vessels by approximately $40 million, from $93 million to $53 million. In November 2005, the Partnership raised gross proceeds of $126 million through a follow-on public offering of 4.6 million common units to finance, in part, the $180 million acquisition of the three Suezmax tankers from Teekay discussed above. The Partnership believes that this offering, together with a new $137.5 million revolving credit facility the Partnership entered into in December 2005, will provide sufficient flexibility to finance the purchase of the RasGas II vessels without issuing additional equity. The Partnership anticipates that cashflow generated from the RasGas II LNG carriers will permit the estimated annual cash distribution to unitholders to be increased to $2.10 per unit commencing in the third quarter of 2007, a 14% increase from the estimated 2006 annual distribution discussed above.

Estimates of potential increases in cash distributions to unitholders for 2006 and 2007 discussed in this press release are based on current estimates of the Partnership’s operating results and capital requirements. Any increases will be subject to, among other things, actual operating results and capital requirements and will require the approval of Teekay GP L.L.C., the Partnership’s general partner.

Teekay LNG’s Fleet

The following table summarizes Teekay LNG’s fleet as of December 31, 2005:

------------------------------------------------------------------------
                                            Number of Vessels
                                    ------------------------------------
                                    Delivered   Committed
                                Vessels     Vessels(1)     Total
--------------------------------- ------------ ------------ ------------
  LNG Carrier Fleet                    4            3(2)          7
--------------------------------- ------------ ------------ ------------
  Suezmax Tanker Fleet (3)             8            -             8
--------------------------------- ------------ ------------ ------------
  Total                               12            3            15
================================= ============ ============ ============
(1)	Excludes Teekay’s interests in six LNG newbuilding carriers relating to the RasGas 3 and Tangguh LNG projects that have been awarded to Teekay and that Teekay LNG will have the right to acquire as described below.
(2)	Represents the 70% interest in three LNG newbuilding carriers relating to the RasGas II LNG project that Teekay LNG has agreed to acquire from Teekay as described above.
(3)	Includes the three Suezmax tankers that Teekay LNG acquired from Teekay during the fourth quarter of 2005 as described above.

Future LNG Projects

RasGas 3

In August 2005, Teekay announced that it had been awarded contracts to charter four 217,000 cubic meter LNG newbuilding carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (RasGas 3), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. Upon their deliveries scheduled during the first half of 2008, the vessels will provide transportation services to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 40% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. QGTC will own the remaining 60% interest.

Tangguh

In July 2005, Teekay announced that it had been awarded contracts to charter two 155,000 cubic meter LNG newbuilding carriers to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia. Upon their deliveries scheduled for late 2008 and early 2009, the vessels will provide transportation services at fixed rates, with inflation adjustments, for a period of 20 years.

In accordance with existing agreements, Teekay is required to offer to Teekay LNG its 70% interest in these vessels and related charter contracts no later than 180 days before the scheduled deliveries of the vessels. An Indonesian joint venture partner will own the remaining 30% interest.

About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a Marshall Islands partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the liquefied natural gas (LNG) shipping sector. Teekay LNG Partners L.P. provides LNG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of seven LNG carriers and eight Suezmax class crude oil tankers. Three of the seven LNG carriers are newbuildings scheduled for delivery in late 2006 and early 2007.

Teekay LNG Partner’s common units trade on the New York Stock Exchange under the symbol “TGP”.

Earnings Conference Call

The Partnership plans to host a conference call at 4:00 p.m. EST (1:00 p.m. PST) on February 23, 2006, to discuss the Partnership’s results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership’s earnings presentation through the Partnership’s Web site at www.teekaylng.com. The Partnership currently plans to make available a recording of the call until March 2, 2006 by dialing (719) 457-0820, access code 7064423, or via the Partnership’s Web site until March 22, 2006.

For Investor Relations enquiries contact:
Scott Gayton
Tel: + 1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: + 1 (604) 609-6433

Web site: www.teekaylng.com

--------------------------------------------------------------------------------------------------------------------
                                               TEEKAY LNG PARTNERS L.P.
                                 SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
                                    (in thousands of U.S. dollars, except unit data)
--------------------------------------------------------------------------------------------------------------------
                                                    Three Months Ended                          Years Ended
                                       December 31,    September 30,  December 31,     December 31,   December 31,
                                           2005             2005          2004             2005           2004
                                       (unaudited)      (unaudited)   (unaudited)

VOYAGE REVENUES                            40,206          34,760          32,262         145,459        123,833
----------------------------------- --------------- --------------- ---------------  --------------- ---------------
OPERATING EXPENSES
Voyage expenses                               199             135             243             658          4,932
Vessel operating expenses                   7,531           6,571           7,555          28,805         30,617
Depreciation and amortization              11,961          10,607           8,656          43,171         34,860
General and administrative                  3,021           2,733           2,659           9,957          6,478
Gain on sale of vessels and
 equipment                                      -               -          (3,428)           (186)        (3,428)
----------------------------------- --------------- --------------- ---------------  --------------- ---------------
                                           22,712          20,046          15,685          82,405         73,459
----------------------------------- --------------- --------------- ---------------  --------------- ---------------
Income from vessel operations              17,494          14,714          16,577          63,054         50,374
----------------------------------- --------------- --------------- ---------------  --------------- ---------------
OTHER ITEMS
Interest expense                          (15,048)        (14,382)        (19,865)        (73,302)       (71,960)
Interest income                             5,443           5,638           4,777          23,182         22,211
Income tax recovery (expense)                (349)          1,587          (2,589)            262           (322)
Foreign exchange gain (loss)                5,184           1,347         (58,754)         81,819        (60,821)
Loss from settlement of interest
  rate swaps                                    -               -               -          (7,820)             -
Write-off of capitalized loan costs             -               -               -          (7,462)             -
Other - net                                     -               -            (208)           (186)        (7,713)
----------------------------------- --------------- --------------- ---------------  --------------- ---------------
                                           (4,770)         (5,810)        (76,639)         16,493       (118,605)
----------------------------------- --------------- --------------- ---------------  --------------- ---------------
Net income (loss)                          12,724           8,904         (60,062)         79,547        (68,231)
=================================== =============== =============== ===============  =============== ===============
Limited partners' units
outstanding:
Weighted-average number of common
   units outstanding
    -   Basic and diluted (2)          17,548,942      15,638,072       8,734,572      13,679,849      8,734,572
Weighted-average number of
   subordinated units outstanding
    -   Basic and diluted (2)          14,734,572      14,734,572      14,734,572      14,734,572     14,734,572
Weighted-average number of total
   units outstanding
    -   Basic and diluted              32,283,514      30,372,644      23,469,144      28,414,421     23,469,144
=================================== =============== =============== ===============  =============== ===============
(1)	Teekay LNG was formed to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Teekay Luxembourg S.a.r.l. (or Luxco) and its subsidiaries. Financial results for periods prior to May 10, 2005 (the date of Teekay LNG’s IPO) are attributable primarily to Luxco, which owns all of the outstanding shares of Teekay Shipping Spain S.L. In May 2005, Teekay contributed all of the issued and outstanding shares and notes receivable of Luxco to the Partnership in connection with the IPO.
(2)	For periods prior to May 10, 2005, amounts presented represent the number of units Teekay received in exchange for the net assets it contributed to the Partnership in connection with the IPO.

--------------------------------------------------------------------------------------------------------
                                              TEEKAY LNG PARTNERS L.P.
                                        SUMMARY CONSOLIDATED BALANCE SHEETS
                                            (in thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------------
                                                                 As at December 31,  As at December 31,
                                                                       2005                2004
ASSETS
Cash and cash equivalents                                             34,469              156,410
Restricted cash - current                                            139,525               82,387
Other current assets                                                   6,949               10,646
Restricted cash - long-term                                          158,798              352,725
Vessels and equipment                                              1,185,511              995,903
Advances on newbuilding contracts                                    316,875               49,165
Other assets                                                          20,215               20,394
Intangible assets                                                    169,194              178,457
Goodwill                                                              39,279               39,279
------------------------------------------------------------- -------------------- ---------------------
Total Assets                                                       2,070,815            1,885,366
============================================================= ==================== =====================
LIABILITIES AND PARTNERS' EQUITY/
(STOCKHOLDER'S DEFICIT)
Accounts payable and accrued liabilities                              19,837               30,633
Current portion of long-term debt                                    145,749              110,055
Advances from affiliate                                                2,222              454,713
Long-term debt                                                       780,592            1,278,119
Long-term debt related to newbuilding vessels to be acquired         319,573                    -
Other long-term liabilities                                           33,703              134,848
Partners' equity/(stockholder's deficit)                             769,139             (123,002)
------------------------------------------------------------- ------------------- ---------------------
Total Liabilities and Partners' Equity/(Stockholder's Deficit)     2,070,815            1,885,366
============================================================= =================== =====================

---------------------------------------------------------------------------------------------------
                                          TEEKAY LNG PARTNERS L.P.
                                 SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
                                      (in thousands of U.S. dollars)
---------------------------------------------------------------------------------------------------
                                                                   Years Ended December 31,
                                                                   2005                2004
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
----------------------------------------------------------- ------------------- -------------------
Net operating cash flow                                           65,718               25,076
----------------------------------------------------------- ------------------- -------------------
FINANCING ACTIVITIES
Net proceeds from long-term debt                                 290,561              133,727
Scheduled repayments of long-term debt                           (87,218)            (137,270)
Prepayments of long-term debt                                   (399,307)             (61,891)
Proceeds from issuance of common units                           259,289                    -
Settlement of interest rate swaps                               (143,295)                   -
Net advances from affiliate                                      101,348              409,141
Cash distributions paid                                          (20,090)                   -
Decrease in restricted cash                                       80,365               19,370
Other                                                                  -                4,226
----------------------------------------------------------- ------------------- -------------------
Net financing cash flow                                           81,653              367,303
----------------------------------------------------------- ------------------- -------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                          (222,582)             (89,225)
Acquisition of three Suezmax tankers from Teekay Shipping
  Corporation                                                   (180,000)                   -
Purchase of Teekay Shipping Spain S.L.                                 -             (298,184)
Proceeds from sale of vessels and equipment                      133,270              123,689
Other                                                                  -                6,423
----------------------------------------------------------- ------------------- -------------------
Net investing cash flow                                         (269,312)            (257,297)
----------------------------------------------------------- ------------------- -------------------
Increase (decrease) in cash and cash equivalents                (121,941)             135,082
Cash and cash equivalents, beginning of the period               156,410               21,328
----------------------------------------------------------- ------------------- -------------------
Cash and cash equivalents, end of the period                      34,469              156,410
=========================================================== =================== ===================

TEEKAY LNG PARTNERS L.P.
APPENDIX — RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow

(1)     Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

              ---------------------------------------------- ---------------------
                                                              Three Months Ended
                                                               December 31, 2005
                                                                  (unaudited)
              ---------------------------------------------- ---------------------
              Net income                                           12,724
              Add:
                   Depreciation and amortization                   11,961
                   Non-cash interest expense                        1,339
                   Income tax expense                                 349
              Less:
                   Estimated maintenance capital expenditure        4,630
                   Foreign exchange gain                            5,184
                   Income tax payments                                880
              ---------------------------------------------- ---------------------
              Distributable cash flow (1)                          15,679
              ============================================== =====================

Description of Non-GAAP Financial Measure – Cash flow from Vessel Operations

(2)     Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense and vessel write-down/gain (loss) on sale of vessels. Cash flow from vessel operations is included because certain investors use this data to measure a shipping company’s financial performance. Cash flow from vessel operations is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by accounting principles generally accepted in the United States. The table below reconciles estimated cash flow from vessel operations to estimated income from vessel operations, the most directly comparable GAAP financial measure for the periods presented.

        --------------------------------------------------------------------------------------------
        (unaudited)                                2006                      2007
                                             ------------- ------------- ------------- -------------
                                                 Fiscal      1st Half       2nd Half        Total

        Income from vessel operations            76,700        57,600         59,300       116,900

        Add: depreciation and amortization       50,800        25,400         32,200        57,600

        ------------------------------------ ------------- ------------- ------------- -------------
        Cash flow from vessel operations (2)    127,500        83,000         91,500       174,500
        ==================================== ============= ============= ============= =============

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s future growth prospects; the Partnership’s estimated financial results for 2006 and 2007 and corresponding potential increases in cash distributions to unitholders; the offers to the Partnership of Teekay’s interests in LNG projects; the timing of the commencement of the RasGas II, RasGas 3 and Tangguh LNG projects; the timing of LNG newbuilding deliveries; the expected cost of LNG newbuildings for the RasGas II project and related financing arrangements, including the benefit resulting from the lease arrangement; and the Partnership’s exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production or demand for LNG, oil and petroleum products, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; failure of Teekay GP L.L.C. to authorize increased cash distributions to unitholders; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; shipyard production delays; the Partnership’s ability to raise financing to purchase additional vessels, or to pursue LNG projects; changes in applicable tax laws relating to the lease arrangements for the three RasGas II vessels; required approvals by the conflicts committee of the board of directors of the Partnership’s general partner of any LNG projects offered to the Partnership by Teekay; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its amended Registration Statement on Form F-1 dated November 15, 2005. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.